1775 I Street, N.W.
Washington, DC  20006-2401
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1  202  261  3313  Direct
+1  202  261  3016  Fax

July 29, 2009

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Tia Jenkins

Re:           Buckeye Technologies Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-14030

Ladies and Gentlemen:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 2, 2009 from Ms. Tia Jenkins, Senior Assistant Chief Accountant, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2008 (the “Form 10-K”), as filed with the Commission on August 27, 2008.  For your convenience, the Staff’s comment is included in this letter and is followed by the Company’s response.

Certain information provided in the Company’s response is included for the Staff’s reference on a supplemental basis.  The Company respectfully submits that such information does not rise to the general materiality level for the Company’s disclosures, and therefore the Company does not propose to disclose this additional information on an ongoing basis.

Form 10-K for Fiscal Year Ended June 30, 2008

1.
We understand from your response to our letter dated June 10, 2009, that you believe the costs to be incurred associated with the Fenholloway agreement do not constitute a loss contingency under SFAS 5 because you believe the costs are eligible for capitalization under EITF 90-8.  Regardless of the costs’ eligibility for capitalization under EITF 90-8, which does not address when to recognize liabilities related to environmental contamination treatment costs or the measurement of those liabilities, you should determine whether an accrual for environmental mediation liabilities is required by assessing the criteria within paragraph 8 of SFAS 5.  In this regard, you should record a liability if: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.  Please provide us with your analysis under SFAS 5 for each of the requirements under the Fenholloway Agreement that addresses whether the costs are probable and estimable.  Refer to Chapter 5 of SOP 96-1 for additional guidance.

The Company had not accrued any costs or recorded any liabilities as of June 30, 2008 under its agreement with the Florida Department of Environmental Protection, approved by the Environmental Protection Agency in 1995, pursuant to which the Company agreed to a comprehensive plan to attain Class III (“fishable/swimmable”) status for the Fenholloway River under applicable Florida law (the “Fenholloway Agreement”) or for the costs the Company anticipates incurring in connection with the National Pollutant Discharge Elimination System (“NPDES”) permit.  The Company respectfully submits that these costs are not environmental remediation costs such as those described in Chapter 5 of Statement of Position 96-1.  Rather, these costs are related to compliance with the Fenholloway Agreement and the Company’s application for renewal of its existing NPDES permit.  The Company expects to capitalize these costs as incurred pursuant to Emerging Issues Task Force Issue 90-8, Capitalization of Costs to Treat Environmental Contamination because they are expected to (i) mitigate or prevent future environmental contamination that has yet to occur and that otherwise may result from future operations and (ii) improve the property compared to its condition when acquired, in addition to, in certain cases, extending the life and improving the efficiency of property owned by the company.  Accordingly, the associated costs do not constitute a loss contingency within the meaning of Statement of Financial Accounting Standards No. 5.  Therefore, in accordance with its policies and procedures, the Company intends to accrue for costs related to the Fenholloway Agreement and the NPDES permit as incurred.

The Company respectfully submits that page 3 of the Form 10-K and Footnote 17 to the Company’s financial statements included in the Form 10-K provide significant disclosures regarding the Company’s material capital expenditures with respect to future compliance with environmental laws and regulations.  Specifically, the Company noted that, at its plant in Foley, Florida, it expects to incur capital expenditures of approximately $9.0 million in the two years ended June 30, 2010 and additional capital expenditures of at least $50.0 million over at least five years, beginning as early as the Company’s 2012 fiscal year.  None of these capital expenditures is related to environmental remediation but rather such capital expenditures are related exclusively to future compliance with the Fenholloway Agreement and the renewal of its NPDES permit.

2.
We note from your response that you believe that costs to restore certain wetlands and provide oxygen enrichment may be capitalized.  Please tell us why you believe each of these costs meet one of the three criteria within EITF 90-8 for capitalization.  In addition, tell us the amount of costs incurred to-date that you have capitalized related to these two requirements under the Fenholloway Agreement.  In your response, analogize the two requirements to examples on the application of EITF 90-8 that are in Exhibit 90-8A.

As discussed during our recent telephone call with the Staff, the Company has capitalized $385,000 in costs relating to the wetlands restoration as of June 30, 2009 ($356,000 as of June 30, 2008).  The Company has not incurred or capitalized any costs relating to the provision of oxygen enrichment at the wastewater discharge point under the Fenholloway Agreement, as this project cannot be completed until the Foley Plant’s wastewater discharge point is relocated.  Relocating the wastewater discharge point involves building a pipeline so that the Foley Plant’s treated wastewater empties into the Fenholloway River at a different location.  Currently the Foley Plant’s treated wastewater is discharged into the Fenholloway River near the Foley Plant, which is several miles upstream from the point where the Fenholloway River empties into the Gulf of Mexico.  Relocating the discharge point involves building a several-mile long pipeline from the Foley Plant’s wastewater treatment center to a location near where the Fenholloway River empties into the Gulf of Mexico.  The construction of the pipeline required to relocate the wastewater discharge point cannot commence until the NPDES permit is issued.

Wetlands Restoration

Under the Fenholloway Agreement, the Company agreed to implement a restorative project of the 7,000 acres it owns in the San Pedro Bay, which is located upstream from the Foley Plant and serves as a water source for the Fenholloway River.  The Fenholloway River is a small stream and parts of it are dry during much of the year.  Restoring the San Pedro Bay will improve the Fenholloway River seasonal water pattern (hydro period) and will also provide mitigation for potential impacts to wetlands associated with the construction of the pipeline.  This San Pedro Bay mitigation project was permitted in 2002 and is divided into three, approximately equal phases, with the same plan for each phase.  Each phase deals with a separate portion of the 7,000 acre site.  The first two phases of the project have been completed, and approximately $250,000 of expenditures remain to be incurred in order to complete the third phase of the project.  As part of this project, a network of ditches in the San Pedro Bay will be plugged by installing 80-foot earthen ditch plugs.  In addition, low water crossings will be graded and stabilized at natural grade to provide a conduit for the sheet flow of surface water.  The expenditures associated with this project are related primarily to earth-moving and the cost of acquiring rock to reinforce the low water crossings.  Following completion of the project, the Company anticipates that water levels in the San Pedro Bay wetlands will be elevated and that surface water will be retained on the San Pedro Bay site longer.  The Company believes that the project will allow for a more even flow of water from the San Pedro Bay into the Fenholloway River over time, thereby reducing run-off containing dirt and biological contaminants following heavy rainfalls.  This slower flow of water from the San Pedro Bay into the Fenholloway River is expected to reduce the level of natural biological pollutants flowing into the river over time and result in cleaner water in the Fenholloway River.

The Company believes that the wetlands restoration project satisfies the second criteria under Emerging Issues Task Force Issue 90-8, Capitalization of Costs to Treat Environmental Contamination (“EITF 90-8”) for capitalization, which criterion requires that the project mitigate or prevent water pollution that has yet to occur but that may otherwise result in the future, and that the project improves the property compared to its condition when acquired.  Similar to example 6B, where water well contamination was caused by chemicals leaking into wells containing water to be used in future beer production, the Fenholloway River is contaminated downstream from the San Pedro Bay wetlands due to run-off containing dirt and biological contaminants following heavy rainfalls.  In example 6B, installation of water filters mitigated the effect of spilling new contaminants into the wells during future operations.  Similarly, the plugging of ditches and installation of low water crossings will result in water being retained longer in the San Pedro Bay (due to the filtering by natural re-vegetation that yields a more diverse mixture of shrubs and groundcover), water being released into the river more slowly and containing fewer natural contaminants, thereby representing an improvement compared to the prior condition of the wetlands.  Accordingly, costs associated with the restoration of the San Pedro Bay wetlands may be capitalized.

Provision of Oxygen Enrichment

Part of the comprehensive plan to attain Class III status for the Fenholloway River is the construction of a pipeline and oxygen injection system, which is to be completed following receipt of the required NPDES permit.  The pipeline and discharge structure is expected to allow the Foley Plant’s treated wastewater to be discharged into the Fenholloway River several miles downstream from the current discharge location. The addition of oxygen to the treated wastewater is required to ensure adequate dissolved oxygen in the Fenholloway Estuary, to meet Class III Water Quality criteria and to support aquatic life under all conditions.

The oxygenation system is expected to be comprised of an oxygen storage tank with safety systems, controls and a vaporizer.  The system will supply oxygen to dual absorption lines.   Three side stream pumps will be installed to pressurize a portion of the wastewater in the absorption lines for dissolution of the oxygen.  Oxygenated water in the contact loops then will be reinjected into the pipeline.  A building for the pumps, electrical equipment and controls will be constructed, and the oxygen will be stored in a secure area.  The facility is expected to be located approximately two miles upstream from the relocated discharge point on a parcel of land currently owned by the Company.  The Company believes that this location will allow a high efficiency of oxygen utilization because of the additional mixing and contact time in the final two miles of pipeline and also will prevent any problems associated with fish propagation resulting from high dissolved oxygen levels.

Because the pipeline and oxygen injection system are integrally related, the Company believes that they should be viewed as one project that satisfies criteria number 2 under EITF 90-8 for capitalization.  The Company believes that example 3A under EITF 90-8, which example addresses the acquisition and installation of pollution control equipment, is most relevant to its installation of the pipeline and oxygen injection system.  The Company intends to mitigate water pollution caused by manufacturing activities through the acquisition and installation of (i) an approximately 15 mile long pipeline, which constitutes pollution control equipment, and (ii) the oxygen injection system.  Both the pipeline and the injection system are intended to ensure that there is adequate dissolved oxygen in the Fenholloway Estuary to ensure that the water continues to support aquatic life.  The relocation of the wastewater discharge point via the pipeline is expected to eliminate the presence of effluent in the portion of the river between the Foley Plant and the new, relocated discharge point, thus significantly improving the quality of the water in the Fenholloway River.  The combination of the pipeline and the oxygen injection system are expected to allow both the Fenholloway River and Estuary to meet Class III water quality criteria under all conditions, which is not possible with the current discharge system.

As stated in the Company’s June 24 response, by relocating the wastewater discharge point, wastewater from the Foley Plant will be discharged into a portion of the Fenholloway River with greater water flow, which the Company expects to mitigate future contamination of the River.  The provision of oxygen enrichment at the Foley Plant’s relocated wastewater discharge point cannot be completed until such time as the pipeline has been completed.  Such oxygen enrichment is expected to improve the quality of the wastewater to be discharged in the future through the pipeline and to mitigate future pollution at the discharge point in the Fenholloway Estuary.    In addition, such relocation and oxygen enrichment will improve the Foley Plant, as it will permit its continued operation in compliance with the Fenholloway Agreement and NPDES permit, thereby improving its condition compared to that at the time of acquisition by the Company (which condition would not otherwise permit continued operation in compliance with the Fenholloway Agreement and the NPDES permit).  The Company therefore believes that the relocation of the wastewater discharge point and the oxygen enrichment project, or any other alternative technologies which might be required by the NPDES permit to achieve dissolved oxygen requirements in the Fenholloway River, will satisfy the requirements for capitalization under EITF 90-8.  As a result, the associated costs may be capitalized according to paragraph 147 of Statement of Position 96-1.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 220.261.3313 (or by facsimile at 202.261.3333) or William J. Tuttle at 202.261.3352 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann